S&P 500 Pharmaceutical Stock

1,800
1,650
1,500
1,350
1,200
1,050
900
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600
450
300
1998
1999
2000
2001
2002
2003
2004
2005
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2008
Phase I
Phase II
Phase III

Dodge & Cox  /  Investment Managers  /  San Francisco
0.0
2.0
4.0
6.0
8.0
2000 2001 2002 2003 2004 2005 2006 2007 6/08
Dividend Yield (%)
Price-to-Sales ratio (x)
Finding Opportunities in Pharmaceutical Stocks
as of June 30, 2008
Pharmaceutical Industry Characteristics
Risks:
Slower industry growth is due in part to falling R&D
productivity.
High profit margins are vulnerable to patent expirations and pricing restrictions.
Private payers and governments outside the U.S. are increasing their control over prescribing decisions, along with the risk that the U.S. government may follow.
Source: FactSet. Dodge & Cox weighting is for a composite of Dodge & Cox tax-exempt equity accounts without restrictions. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Source: FactSet, S&P Source: FactSet
Opportunities:
Valuations are low relative to history and to the market.
Strong balance sheets and high free cash flow provide downside protection.
Research product pipelines offer potential growth.
Abundant cost-cutting opportunities exist, and are being acted on by many companies.
Investments include: Amgen, GlaxoSmithKline, Novartis, Pfizer,
Sanofi-Aventis, Wyeth.
Declining Valuations and
Increasing Dividend Yields
Our Portfolio Weighting has
Increased Over Time
Potential Growth Opportunities from
Increasing Drug Development
Source: Merrill Lynch
0%
2%
4%
6%
8%
10%
12%
14%
2000 2001 2002 2003 2004 2005 2006 2007 6/08
Dodge & Cox
S&P 500
08-362